EXHIBIT 2(b)

REAL ESTATE PURCHASE AGREEMENT

BUYER'S OFFER
1.

Buyer's Offer and Seller's Acceptance. The undersigned (the "Buyer") offers and agrees to purchase, and Seller agrees to sell the property commonly known as 5550 Occidental Highway, Tecumseh, Michigan, and legally described as set forth on Exhibit 1 hereto (the "Land"), consisting of approximately 150 acres, more or less, together with all buildings, fixtures and improvements situated on the Land (the "Improvements"), and all equipment and other personal property appurtenant to and currently used in connection with the Improvements, all office furniture, decorations, carpeting, floor covering, partitions, appliances, office equipment, phone and telecommunications systems currently on site, compressors, and well as any and all other personal property on site (the "Personal Property"), except for those excluded assets as shown on Exhibit 2 hereto (the "Excluded Assets"), all of which is collectively referred to herein as the ("Premises").

2.	Purchase Price. The purchase price for the Premises is Six Million Three Hundred Thousand Dollars ($6,300,000.00), which is subject to adjustments as hereinafter set forth.

3.

Sale on Land Contract. At Closing, Buyer shall tender to Seller the sum of $1,000,000.00 in cash or certified check, and the parties shall execute a Land Contract, in conventional form, and containing such additional terms as set forth in this Agreement, that acknowledges payment of that sum and calling for payment of the remainder of the purchase money within one year from the date of the Land contract, with monthly payments computed on an amortization of the outstanding balance over (15) fifteen years, with interest at the rate of 11% per annum. Buyer may prepay the balance of the Land Contract without penalty. However, should Buyer pay the outstanding balance within 30 days after Closing, the purchase price shall be discounted by ($300,000.00) Three Hundred Thousand Dollars. The Land Contract shall also provide that if the Land contract is not repaid within the one year term, Buyer may extend the term of the Land Contract for an additional one year period, upon Buyer paying to Seller an extension fee of ($250,000.00) Two Hundred Fifty Thousand Dollars.

The Land Contract shall also provide that Seller shall not sell, assign mortgage or encumber title to the Premises pending payment under the terms of the Land Contract.

4.

Survey. Within ten (10) days from and after the date of Buyer's Receipt of this Agreement executed by Seller, Seller, shall deliver to Purchaser an ALTA/ ACSM Land Title Survey ("Survey"), with a metes and bounds legal description of the Land, and certified by a State of Michigan registered surveyor certified to both Buyer and the Title

Company, which survey shall describe and show the Land, and all improvements, the boundaries thereof, exclusions therefrom, and easements and encroachments, if any.

5.	Environmental Matters.

a.	Except as set forth on Exhibit 5.a, Seller warrants and represents to Buyer that Seller:

(i)

Did not manufacture, spill, dispose of, or store hazardous materials or toxic substances at the above-referenced property, nor did it allow any other person to manufacture, spill, store, or dispose of hazardous materials or toxic substances on the Land;

(ii)	Has no knowledge that hazardous materials or toxic substances have been manufactured, spilled, disposed of, or stored at the Land;

(iii)	Did not install or permit to be installed an underground storage tank for the storage or disposal of industrial waste, hazardous or flammable substances, toxic materials, or fuel at the Land;

(iv)	Has no knowledge that an underground storage tank used for the storage or disposal of industrial waste, hazardous or flammable substances, toxic materials, or fuel is or has been present at the Land;

(v)	Has no knowledge of any soil, surface water, or groundwater contamination or pollutant at the Land;

(vi)

Has no knowledge of any past, current, or pending private or government investigations or enforcement actions pertaining to environmental contamination or pollution at the Land or property adjacent to it;

(vii)

To the best of Seller's knowledge, the Land is in compliance with all laws, rules and regulations relating to environmental protection and conversation, the violation of which might materially and adversely affect Buyer's (or its Tenants') business, operations, prospects, properties, assets or condition (financial or other), and the Seller has not received andy notification of or knows of any asserted present or past failure to so comply with such laws, rules or regulations, or any notification of any facts or circumstances which may in the future cause the Land to not be in compliance with such laws, rules or regulations. Past disposal by the Seller (or its Tenants) of industrial or hazardous wastes has not, to the best of Seller's knowledge, given rise to claims by any governmental agency or third party, nor, are there any facts which give rise to such claims. To the best of Seller's knowledge, no toxic, hazardous or chemical wastes, substances or contaminants are in, on or under part of the Land (or in, on or under the adjacent premises as a result of the business or operations of the Seller) including, without limitation, the soils, surface waters and groundwater in, on or under any part of such properties.

To the best of Seller's knowledge, specifically, but not by way of limitation: no asbestos or other hazardous substance (as defined in the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. Paragraphs 9601 et. seq. , the regulations promulgated from time to time thereunder, environmental laws administered by the Environmental Protection Agency, laws of the State of Michigan, or any local government entity having jurisdiction over any real property owned by or lease to the Seller) is constructed in or located the Land. The are no toxic wastes or other toxic hazardous substances or materials being stored or otherwise held or located on or under any of the Land. To the best of Seller's knowledge all businesses operated on the Land have been operated and maintained in compliance with all federal, states and local environmental protection, occupations, health and safety or similar laws, ordinances, restriction, licenses and regulations, including but not limited to the Federal Water Pollution Control Act (33) U.S.C. Sections 1241, et. seq.), Resource Conservation and Recovery Act (42 U.S.C. Sections 6901, et. seq.), Safe Drinking Water Act (42 U.S.C. Sections 3000(f), et. seq.), Toxic Substances Control Act (15 U.S.C. Sections 261, et. seq.) Clear Air Act (42 U.S.C. Sections 9601, et. seq.). Except as disclosed on Schedule 5.a, the Seller has not received any request for information from, or been notified by the Environmental Protection Agency or any federal, state or local agencies that it is a potentially responsible party in connection with the clean-up of any waste disposal site. Neither Seller nor, to the best of Seller's knowledge, its Tenants have used any disposal site at any time which is the subject of any clean-up action.

b.

As soon as practical after execution of the Agreement, and in any event prior to Closing, Seller shall provide Buyer with copies of all environmental reports it has in its possession or of any environmental analysis of the Premises.

6.

Condemnation. There is not pending or threatened condemnation or similar proceeding affecting, or which may affect, the Premises or any portion thereof, nor has the Seller been made aware of any such proceeding which is presently contemplated which will or may affect the Premises.

7.

Legal Charges. The Seller has no information or knowledge of any change contemplated in any applicable laws, ordinances, or restriction, or any judicial or administrative action, or any action by adjacent landowners, or natural or artificial conditions (including, but not limited to adverse soil conditions, water table levels, wetlands or flood conditions) upon the Land which would prevent, limit, impede, or render more costly the Buyer's contemplated use of the Premises.

8.

Zoning. Seller represents and warrants that the Land is presently zoned pursuant to the building and zoning ordinances and/or use regulations in force in the area which the Land is situated (the "Ordinances"). The current use and condition of the Land and the Premises conform to all ordinances and all licenses, permits and authorizes required by any governmental authority, agency, bureau, board, commission or officer of any political subdivision having jurisdiction or pursuant to all laws, statues, ordinances, regulations, directives, orders rules and codes necessary for the Seller and the Buyer after Closing, to lawfully use the Premises. No fact has been brought to the attention of the Seller respecting any fact, action or proceeding, whether actual, pending, or threatened, which could result in a modification or the termination of such conformity.

9.

Assessments. Seller represents and warrants that no portion of the Premises is affected by any special assessments, by municipal or governmental authorities, whether or not constituting a lien on the Premises.

10.

Buyer Obligations. No commitments have been made to any governmental authority, utility company, school board, church or other religious body, or any homeowners association, or to any other organization, group, or individual relating to the Premises which would impose an obligation upon the Buyer or the Buyer's successors or assigns to make any contribution or dedications of money or land or to construct, install, or maintain any improvements of a public or private in nature on or off the Premises; and no governmental authority has imposed any requirement that any owner or user of the Land pay directly or indirectly any special fees or contributions or incur any expenses or obligations in connection with any development of the real property or any part of the Land.

11.

Mechanic's Liens. Neither the Seller nor any other person or entity contracting to obtain services or material for the improvements of the Premises or the Land has incurred, or will, on or prior to the Closing incur charges that they will not pay for so that no laborer's or materialman's liens will be filed or could be filed against the Premises, the Land or any portion of the Premises and no notice of intent to file any such lien has been, or will be received by the Seller.

12.

Structural Defects. To the best of Seller's knowledge, there are no structural defects concerning the Premises or Land, not have there been any sanitary or storm sewer back-ups or water leaks in the past five (5) years; and the Seller has no knowledge that there are any water leaks in the roof, walls, bathrooms, basement or elsewhere in the Premises.

13.

Taxes and assessments. At Closing all real and personal property taxes and assessments on the Premises which are due and payable, or a lien or both, on or before the date of this Agreement shall be pro rated based upon the due date.

14.

Title Insurance. At Seller's expense, Seller shall provide purchaser with an ALTA owner's policy of title insurance, without exceptions, from a company reasonably acceptable to Buyer, in the amount of the purchase price, effective as of the date of closing. A commitment to issue such policy insuring marketable title to the interest of Buyer, including a tax status report, shall be made available for Buyer's inspection with seven (7) days of acceptance of this agreement by all parties.

15.

Title Objections. If objection to the title is made, based upon a written opinion of Buyer's attorney that the tile is not in the condition required for performance hereunder, the Seller shall have 10 days from the date he is notified in writing of the particular defects claimed, either (1) to remedy the title, or (2) to obtain title insurance as required above, or (3) to refund the deposit in full termination of this agreement if unable to remedy the title or obtain title insurance. If the Seller remedies the title or shall obtain such commitment for a title policy within the time specified, the date of consummation of sale as specified elsewhere shall be extended to a mutually acceptable date. If the Seller is unable to remedy the title or obtain title insurance within the time specified, Buyer shall have the option of either consummating the sale and accept such title Seller may be able to convey in full satisfaction and accord or the deposit shall be refunded forthwith in full termination of this agreement, and Buyer and Seller are relieved from further obligations under this Agreement.

16.

Conveyance. Upon performance by Buyer of the obligations specified in the Land Contract, herein, Seller shall convey the premises to Buyer by Warranty Deed as required by Section 3 above, subject to easements and building and use restrictions of record.

17.	Warranties of Seller. Except as otherwise provided or acknowledged in this Agreement, Seller represents and warrants to, and agrees with Buyer as follows:

a.

Seller is the fee simple titleholder to the Premises and holds it free and clear of any liens, claims or encumbrances. Seller's interest in the Premises shall be transferred to Buyer on the closing date, free from liens, encumbrances and claims of others except for the Land Contract form Buyer to Seller to be executed at closing.

b.

The performance of the obligations of Seller under this Agreement will not violate any contract, indenture, statute, ordinance, judicial or administrative order or judgment applicable to Seller or the Premises.

c.

There is no litigation or proceeding pending, or to the Seller's knowledge threatened, against or involving the Seller or premises, and the Seller does not know or have reason to know of any ground for any such litigation or proceeding, which could have an adverse impact on Buyer or Buyer's title to and use of the Premises, either before or after closing.

d.

Seller shall continue to operate the Premises in the ordinary course of business and maintain the premises in a state of good condition and repair during the interim between the signing of this Agreement and the closing date.

e.	Between the date of Seller's acceptance of this Agreement and the date of closing, Seller shall not take any action that shall reduce the value of the property.

f.

Seller shall be responsible for and shall defend, indemnify and hold Buyer harmless form any and all liability arising out of actions of any parties other than Purchaser, and any omissions to taken any necessary actions, relating to the property and occurring or attributable to the period prior to closing.

g.

If a schedule of services, maintenance, supply and management contracts ("Service Contracts") is attached as Exhibit 17g, the Exhibit lists all the Service Contracts currently in effect with respect to the Premises.

h.	The Premises will be in compliance with any applicable smoke detector ordinances as of the closing date.

i.	Seller is not a "foreign person" as the term is defined in Section 1445 of the United States Internal Revenue Code of 1954, as amended.

j.	There are not outstanding leases for the Premises, and no claims any third parties for possession of the Premises, or any portion thereof.

18.

Due Diligence Period. Buyer shall thirty (30) days from the Date of Buyer's Receipt of an executed copy of this Agreement, or until Closing, whichever shall occur first, to inspect and satisfy itself, including, but not limited to, all in Buyer's sole discretion, of the elements of the Premises, including, but not limited to, soil easements, condition and structural integrity of the improvements, environmental conditions, the presence of underground storage tanks and/or hazardous or toxic materials, availability of utilities, appropriateness of zoning, availability of certificate of occupancy, impact of governmental requirements and appropriateness of the property for the intended use. At any reasonable time from the date of the Buyer's receipt of an executed copy of this agreement until Closing, Buyer or any of its designees shall be entitled to enter upon the Premises for the purpose of inspecting the same. Such entry shall be at Buyer's sole risk and expense, but such entry shall not constitute the taking of possession by Buyer. Anything in this Agreement to the contrary notwithstanding, Buyer agrees indemnify Seller against any and all claims arising for Buyer's acts or omissions, and those of its agents, employees and contractors; and Buyer further agrees to immediately restore the Premises to its pre-test or pre-inspection condition at no expense to the Seller. In the event that during said period Buyer, in its sole discretion, determines that it is not satisfied with any of the elements of the property or Buyer determines that the Premises will not fulfill Buyer's intended use, Buyer may, within said period, notify Seller in writing of its intention to terminate this Agreement, in which case Buyer's earnest money deposits shall be immediately returned to the Buyer and this Agreement shall become null and void. Neither Party shall have any further liability to the other under this Agreement.

19.

Closing. The closing shall be held on or before June 29, 2000, and as promptly as practical after all necessary documents have been prepared and conditions satisfied. An additional period of Ten (10) days shall be allowed for closing to accommodate delays in title work or the correction of title defects which can be readily corrected.

20.	Seller's closing obligations. At closing, Seller shall deliver the following to Buyer:
a.	A bill of sale for any Personal Property.
b.

An assignment of all Seller's rights under any Service Contracts which are assignable by their terms and which Buyer wishes to assume, together with an original or true copy of each Service Contract assigned.

c.	Any and all structural plans and drawings of the Premises, and any warranties on any of the personal property.
c.	Any other documents required by this Agreement to be delivered by Seller.

21.	Buyer's closing obligations. At closing, Buyer shall deliver to Seller the following:
a.	The case portion of the purchase price specified in Section 3 above, as adjusted by the apportionments in accordance with this Agreement.
b.	Any other documents required by this Agreement to be delivered by Buyer.

22.

Notices. A notice required or permitted by this Agreement shall be sufficient if in writing and either delivered personally or by regular mail addressed to the parties at their addresses specified in the proximity of their signatures below, and any notices given by mail shall be deemed to have been given as of the day following the date of posting.

23.

Additional acts. This Agreement may be executed in duplicate originals and shall be deemed to be executed upon telefax transmittal to the other party, with hard copy to follow. Buyer and Seller agree to execute and deliver such additional documents and to perform such additional acts as may become necessary to effectuate the transfers contemplated by this Agreement.

24.

Entire agreement. This Agreement contains the entire agreement of the parties with respect to the sale of the Premises. All contemporaneous or prior negotiations have been merged into this Agreement. This Agreement may be modified or amended only by written instrument signed by the parties to this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan.

25.

Earnest money. When accepted by Seller, this Agreement will constitute a binding agreement between Buyer and Seller provided that such written acceptance occurs within ten (10) days of the date thereof. Buyer hereby deposits $10,000.00 with its counsel, Lindahl, Gross & Lievois, P.C., evidencing Buyer's good faith, to be held by Lindhal, Gross, Lievois & Hawley, P.C. and to apply on the purchase money at closing or if the purchase is contingent upon conditions specified with cannot be met, this deposit shall be promptly refunded. If the Buyer defaults, all deposits made may be forfeited as liquidated damages as Seller's sole remedies against Buyer. If the sale is not closed according to its terms, the Buyer's counsel may notify Buyer and Seller of and all parties shall be deemed to have agreed to the disposition of the earnest money deposit unless Lindahl, Gross, Lievois & Hawley, P.C. is notified of a court action pending concerning this sale of disposition of earnest money within sixty (60) days after notice to the parties.

26.	Disclosure of price and terms. The purchase price and the terms of this sale may not be disclosed by any party.

27.

Survival of representations and warranties. All representations and warranties of buyer and Seller set forth in this Agreement shall survive closing and shall not merge with the Land contract or warranty deed.

28.

Brokers. The parties acknowledge that no Brokers were utilized in this transaction and agree to each bear the expense and hold the other party harmless from any Broker fees incurred by either party hereto. Accordingly, if a party has contacted a Broker concerning the premise, then that party shall hold the other party harmless from any commissions or other fees due to such Broker.

WITNESS: /s/Ted M. Gans /s/Thomas A. Lindahl	Seller: The Colonel's Inc. By: /s/Donald J. Williamson Its: Chairman Buyer: An entity to be formed By:/s/Thomas Anderson Its Manager, and not in a personal capacity

AMENDMENT TO PURCHASE AGREEMENT

          The parties agree that the sum of One Hundred Thousand and 00/100 Dollars ($100,000.00) will be deposited into the Ted M. Gans, P.C. Client Trust Account as a good faith deposit for the purchaser. In the event that the Purchaser does not purchase the property because of environmental conditions, said deposit shall be promptly refunded to Purchaser.

          If the Purchaser does not close through no fault of Seller other than above, mentioned environmental conditions, survey or titlework, by July 5, 2000 the Seller shall retain same as liquidated damages.

SELLER By: /s/Ted M. Gans Ted M. Gans Attorney for The Colonel's, Inc.	PURCHASER By: /s/Thomas K. Lindahl Thomas K. Lindahl Attorney for Bravo Enterprises, LLC